

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2013

Via E-mail
Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, NJ 08054

> **Re:** **Marlin Business Services Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 30, 2013**
> **File No. 000-50448**

Dear Ms. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item I. Business

Credit Underwriting, page 10

1. We note on page 37 that credit application approval rates rose as a result of improved credit quality of applications and adjustments made to the credit policy. Please revise future filings to describe in more detail the adjustments you made to the credit policy. Additionally, tell us how you considered the adjustments to your credit policies in

determining the appropriateness of your allowance for credit losses. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Lease Residual Values, page 34

2. You disclose that residual values generally reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. You also disclose that in setting and reviewing estimated residual values, you focus primarily on total historical and expected realization statistics pertaining to both lease renewals and sales of equipment.

   a. Please describe for us in detail your methodology for estimating residual value.

   b. Specifically tell us how expected lease renewals or extensions are factored in your estimate and note specific accounting guidance that supports this aspect of your fair value measurement.

   c. ASC 840-10-20 defines the fair value of the leased property as the price for which the property could be sold in an arm's length transaction between unrelated parties. Please tell us how you believe your fair value measurement is consistent with this guidance since it appears that you consider factors other than the estimated selling price.

   d. Please provide us the following information as of December 31, 2012:

      i. the percentage of lease contracts that carry a residual value greater than $1,
      ii. the percentage of these contracts that are expected to result in renewal payments,
      iii. the amount of residual value on your balance sheet and the amount that is attributed to renewal payments.

   e. Please tell us the impact on your balance sheet at December 31, 2012 and income statement for the year then ended if you did not include expected renewal payment in your residual values.

Results of Operations, Comparison of the Years Ended December 31, 2012 and 2011 – Provision for credit losses, page 41

3. Please tell us how the ongoing seasoning of your portfolio results in a higher provision for credit losses. To the extent you use similar wording in future filings please clarify your disclosure accordingly.

Finance Receivables and Asset Quality, page 48

4. We note the percentage of the allowance for credit losses to total finance receivables decreased from December 31, 2011 to 2012 while delinquencies greater than 60 days and non-accrual loans increased. Please revise future filings to more comprehensively bridge the gap between your declining allowance for credit loss percentage and your increasing delinquent and non-accrual loans. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impacted your allowance for credit losses. For instance, discuss trends in historical losses incorporated in your methodology and trends observed in other specific quantitative or qualitative factors. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Note 2. Summary of Significant Accounting Policies

Interest Income, page 70

5. Please revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual lease to accrual status. Specifically disclose if a lessee needs to make a certain number of monthly payments before returning a lease to accrual status. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

Compensation Components - Bonus, page 11

6. You disclose that the annual incentive bonus awards are designed to reward your executive officers for the achievement of "certain corporate and individual performance goals." Please amend to disclose the specific objectives used to determine compensation, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Compensation and Plan Information, page 15

7. Please amend to provide compensation information for the three most highly compensated executive officers in addition to the PEO and PFO. See Item 402 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions regarding our comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Mark Webb, Legal Branch Chief, at (202) 551-3698 with any other questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant